Exhibit (a)(5)(PPP)

Conference Call Transcript EON - Investment Plan 2007-2009 - Conference Call Dec. 14. 2006 / 5:00PM CET

CORPORATE PARTICIPANTS

Kiran Bhojani
E.ON AG - EVP IR

 Dr. Wulf Bernotat
E.ON AG - CEO

Dr. Marcus Schenck
E.ON AG - CEO

CONFERENCE CALL PARTICIPANTS

Tanya Marklov
Morgan Stanley - Analyst

Jonathan Berliz
BMP - Analyst

Andreas Theisen
MainFirst - Analyst

Simon Flowers
Merrill Lynch - Analyst

Deborah Wilkins
Goldman Sachs - Analyst

Christopher Rogers
JP Morgan - Analyst

Chris Culsant
Credit Suisse - Analyst

Indira Caliesterova
Lehman Brothers - Analyst

 Mark Lewis
Deutsche Bank - Analyst

Leuder Schumacher
 DKW - Analyst

PRESENTATION

Unidentified Company Representative

This conference call does not constitute an invitation to sell or an offer to buy any securities, or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. Furthermore Endesa investor and security holders should read the U.S. tender offer statement from E.ON regarding the proposed U.S. tender offer for Endesa when it becomes available because it will contain important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comision Nacional del Mercado de Valores, the CNMV. Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission, the SEC. Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa and elsewhere. The Spanish prospectus is also available on the websites of the CNMV www.cnmv.es, E.ON, www.eon.com and elsewhere. Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement, when it is available, and other documents filed by E.ON with the SEC on the SEC's website at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained free from E.ON, when they become available by directing a request to E.ON AG, External Communications, Telephone 0211 4579453.

This presentation may contain forward looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, developments or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms, the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration, costs related to the acquisition of Endesa, the economic environment of the industries in which E.ON and Endesa operate, and other risk factors discussed in E.ON's public reports filed with the Frankfurt Stock Exchange and with the SEC, including E.ON's Annual Report on Form 20-F, and in Endesa's public reports filed with the CNMV and with the SEC, including Endesa's Annual Report on Form 20-F. E.ON assumes no liability whatsoever to update these forward looking statements, or to conform them to future events or developments.
E.ON, currently, prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States, U.S. GAAP. But will adopt International Financial Reporting Standards, IFRS as its primary set of accounting principles in 2007. The financial data reflected in this press release has been prepared in accordance with the IFRS. This conference call may contain references to certain financial measures, including forward looking measures that are not calculated in accordance with either IFRS or U.S. GAAP and are therefore considered non-GAAP financial measures, within the meaning of the U.S. Federal Securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in this presentation, or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with, but not in lieu of, other measures that are computed in accordance with IFRS or U.S. GAAP, enhance an understanding of E.ON's results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON's profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities, and the other income or cash flow data prepared in accordance with IFRS or U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

Operator

Good morning, good afternoon ladies and gentlemen, and welcome to the E.ON Investment Plan 2007 to 2009 conference call. [OPERATOR INSTRUCTIONS]. I would now like to hand over to today's chairperson Mr. Kiran Bhojani, please begin your meeting and I will be standing by.

Kiran Bhojani

Thank you Frank. Good afternoon, Buenas tardes ladies and gentlemen. On behalf of Corporate Communications and Investor Relations, we would like to welcome all journalists, analysts and investors onto this conference call on our three years investment plan 2007 to 2009.

On the conference call we have Wulf Bernotat, our CEO. And we are delighted to have Marcus Schenck as our new CFO for the first time. To remind you, the primary purpose of the call is to highlight our investment plans, and not to discuss about the operating performance of the Group and our outlook. With this remark, I now hand over to Wulf Bernotat, Wulf.

Dr. Wulf Bernotat

Afternoon ladies and gentlemen and thank you for joining us today for the presentation of E.ON's investment plan for the period 2007 to 2009. Let me first make a quick comment about our offer for Endesa. Obviously, a successful acquisition of Endesa will have long-term implications for the Group and its investment strategy. We think, however, that is too early to explicitly include Endesa in our planning. Nevertheless the outcome of our offer will have no impact on our investments included in this plan.

Let me now start with a detailed discussion of our investment plans. E.ON's new three year plan sees further strong growth compared to the previous one. In total, we intend to invest some EUR25b over the period '07 to '09 compared to around EUR19b over the period '06 to '08.

Power Generation takes the lion's share of the increase in plant investment. Across all market units, total investments earmarked for Power Generation go up from EUR7.3b in the previous plan to EUR11.4b in the new one. The increase reflects the need, across all our markets, to replace aging power plants as well as to keep up with steady demand growth.

In the next 15 years, Europe, for example, will require the construction of 250,000 to 300,000 megawatt of new capacity, a very substantial figure compared to the approximately 700,000 megawatt of installed capacity in the European Union.

Our first priority, therefore, is to meet the immediate needs for new capacity. We already have several projects in our previous investment plan, such as Datteln 4 in German, the growing CCGT in the U.K. the combined heat and power plant, and Trimble County 2 in the U.S. Midwest.

Our new investment plan sees the addition of two identical 1,100 megawatt coal-fired power plants, Maasvlakte 3 in the Netherlands, and Staudinger 6 in Germany, as well as a 1,600 megawatt coal-fired power plant in the U.K.

To the extent possible, we are trying to streamline the construction of our new power plants. Datteln 4, Maasvlakte 3 and Staudinger 6, for example, are three largely identical units. The idea is to build them as a kind of a convoy. This allows us to make substantial savings on the initial investment costs, which amounts to well over EUR3b for the three units together. Furthermore, after commissioning, the convoy policy should help us accelerate the technical optimization process of the plants, and thus also reduces operations and maintenance costs.

Another reason for the growth of our investment in Power Generation is that, we have decided to make a push in Eastern Europe. E.ON is already the clear market leader there in North Sea power and gas. We now want to, at least, partially balance the power procurement needs of our plants and activities with those generation capacities.

We have set ourselves a longer-term target of getting 4,000 megawatts of generation capacity in Eastern Europe. We have set aside about EUR900m in the '07 to '09 investment plan for this purpose.

A first project is the construction of a 400 megawatt CCGT in the Hungarian city of Gonyu. We are also looking at a number of other options, including new builds, acquisitions and privatizations. However, they are not yet sufficiently advanced to provide additional details at this stage.

Meeting immediate investment needs is the priority, of course. But we also have to look beyond the horizon. We, therefore, plan to build two somewhat experimental units to prepare for the next generation of power plants, and also to establish a technological lead.

The first such unit is the 5,030 megawatt CCGT in Irsching 2 in Bavaria in Germany. This CCGT is designed to achieve an energy efficiency of more than 60% compared to about 58% for current state of the art units. The plant will be built in partnership with Siemens and should start test operations in 2008.

The second project is a construction of a supercritical coal-fired power station. The use of supercritical steam will allow energy efficiency to surpass 50%, a substantial improvement compared to the 45 to 46% achievable with current technology. This plant will have the capacity of 400 megawatt, and will come on stream in 2014.

Another aspect of our technology initiative is the development of our renewables portfolio. We will spend close to EUR1b of investment in this area between '07 and '09. The most important projects are the construction of off-shore wind farms off the coast of Scotland and Germany.

Before I conclude on Power Generation I would like to make a few side remarks. Investments in Power Generation are of a very long term nature, easily 30 or 40 years. They require some continuity in the overall framework in which they operate. Since the '90's the liberalization process driven by the European Union has allowed market forces to play the primary role in shaping our industry.

It is of concern to us that some political initiatives have lately emerged in Germany, such as the proposal of the Economics Ministry to amend the Carter law, which would largely eliminate the role of market forces, and which display a mindset more akin to the pre-'98 Regulation, rather to the EU vision of an integrated and liberalized European energy market.

We want to deliver a clear and simple message in this respect. Together with the EU proposals to cut the allocation of C02 certificates to new power stations, these initiatives have the potential to make many investments in power generation economically unviable. We assume that commonsense will prevail, but if not, we may have to change our investment plans accordingly.

Let me now turn to our investments in Network Assets. Over the '07/'09 period we plan to invest EUR7.3b in our networks. This figure is broadly on par with the previous investment plan. At EUR5.7b investment in electricity transmission and distribution networks remain at the same level as last year. Germany alone takes up EUR2.2b, or 39% of the total. Of that, EUR1.5b will be spent on the maintenance and renewable -- renewal of the existing networks. Another EUR0.7b are required to expand and strengthen our transmission network, which needs to keep up with development of wind energy, and the growth of cross-border electricity trade.

Our investments in Gas Transport and Distribution Networks are expected to be around EUR1.6b in the same period, compared to EUR1.9b in the previous one. Several major projects, such as 16.5b cubic meters BBL pipeline, and the 8.5 cubic meter extension of the interconnected capacity were completed during the last few months.

The construction of the Nordstream pipeline, together with the construction of the connections to the German gas pipeline network, will take up a large [waste] over the next three years.

Beside Power Generation, another important area of growth for E.ON is in gas storage upstream and LNG. As part of our strategy to cover 15 to 20% of our gas supply needs with Equity-Gas, E.ON Ruhrgas plans to invest EUR2b in the upstream business over the next three years.

The single most important project is the acquisition of the 25% minus one share stake in the Yushno Russkoye gas field. The EUR1.2b investment shows up in the financial investments of the market unit Pan-European Gas. The other EUR800m will mainly be used to develop our reserves in the North Sea. Altogether these investments should bring E.ON close to covering 15% of its gas procurement needs, with Equity-Gas by the end of the decade.

The decline of domestic production in countries such as the U.K., the Netherlands, or Germany makes it necessary to beef up storage capacity to handle the seasonal variations of demand. E.ON Ruhrgas plans to spend EUR900m on several gas storage facilities, which will significantly enhance its overall storage capacity.

E.ON U.K. plans to invest another EUR300m most of that for the Holford gas storage facility. Its construction started this year, and it will have a storage capacity of 165m cubic meters.

The decline of domestic production in Europe also calls for new gas supply sources. LNG is opening up access to fresh supply sources, and should bring attractive investment opportunities for E.ON. Our first major LNG project is the construction of the Wilhelmshaven LNG regasification terminal in Germany, which will require EUR350m of investment over the '07 to '09 planning period.

Ladies and gentlemen, let me conclude with the details of our '07/'09 investment plan, with a comment on our planed financial investments of EUR2.9b. As already mentioned, the major item here are the EUR1.2b for [inaudible] Nordstream. Keep in mind that this acquisition is part of the asset swap with Gazprom, and that it will be largely offset by the sale of minority stakes in our Hungarian operation.

We have also included in our financial investments a EUR900m lump sum for a potential entry into the Turkish power market, and for strengthening our position in Romania. It looks like the first batch of privatizations will take place in Turkey early next year, and E.ON intends to participate.

Finally, as in the previous investment plan, we have EUR350m for the acquisition of an additional stake in Slovak electricity distributor ZSE.

Ladies and gentlemen, let me now conclude my remarks for today. There is no doubt that a successful offer for Endesa will represent a major transformation for E.ON. However, the investment plan for the '07 to '09 period demonstrates that we are not standing still, while our peers is working its way forward. Even though each investment needs strict financial criteria, our new investment plans shows a clear orientation towards growth. This not only reflects our strategic preferences, but also a clear need to renew and develop the power and gas infrastructure in all our markets. E.ON is looking forward to take up this challenge.

Thank you for your attention, and I will now hand over to Marcus Schenck, who will highlight some financial aspects of our investment plan. And I will, as always, remain available to answer your questions later on. So, Marcus over to you.

Dr. Marcus Schenck

Thank you Wulf. Ladies and gentlemen, before I start, let me first of all say that I am delighted to be part of the E.ON team now. And I am very much looking forward to developing my relationship with E.ON's investment community in the future. I hope to meet as many of you as soon as possible.

With regard to the investment plan I would like to make the following brief comments from a financial point of view. First, as mentioned by Wulf earlier, we are planning to set up our investments considerably over the next three years. These investments will be fully covered by our operating cash flow over the same period. In addition, the current planning for the financing of Endesa, fully takes into consideration our increased investments as presented today.

Second, referring to Endesa, we remain strongly committed to a single A flat rating. We clearly have various options to achieve this, and as you know, we will refinance our offer primarily by taking on additional debt via the capital markets, and by making use of our liquid funds. Depending on the final acceptance level, we would consider asset disposals, and/or limited equity measures. Third, we also stick to our communicated dividend policy, with a target payout ratio based on our adjusted net income of 50 to 60% by 2007.

To conclude, please allow me a personal remark. Over the last few weeks I have been through E.ON's medium term planning for the first time. E.ON's systematic process for evaluating investment opportunities and allocating capital ensures that all investments, not only fulfill our strategic, but also our strict financial criteria. I regard strict financial discipline as a key feature of all well-managed companies, and remain personally committed to such discipline.

Thank you for your attention. And, Wulf and I are now ready to take your questions.

QUESTION AND ANSWER

Kiran Bhojani

Thank you Wulf, thank you Marcus. Frank we are ready to answer questions, but before we go for questions we would like to request, since we have over 100 participants, maybe we restrict ourselves to two questions per party, then we would appreciate that. Please go ahead with the questions Frank.

Operator

Thank you sir. [OPERATOR INSTRUCTIONS]. Our first question comes from Mark Lewis, Deutsche Bank of Paris please go ahead with your question.

Mark Lewis - Deutsche Bank - Analyst

Good afternoon, can you hear me?

Dr. Wulf Bernotat

Yes we can.

Dr. Marcus Schenck

Yes, hi.

Mark Lewis - Deutsche Bank - Analyst

Hi there, yes I have two questions relating to the planned investments in Power Generation. Firstly, in your remarks there are the end, Dr. Bernotat, you said that subject to recent changes, which I presume with which you were referring to the European Commission's ruling on the Germany NAB. Some investments that you've planned may be economically unviable, and I think you said you may have to change your plan accordingly. Could you specify exactly what you mean by that?

And I am struck, in particular, by the fact on that point that, you've got big coal investments, new coal plants in Germany planned. But, you've also got a very big coal project planned in the U.K. And obviously there is a big difference between the U.K. governments approach to new entrants and the Germany governments, proposed approach, to new entrants in that there is no guarantee for 14 years to new entrants, proposed by the U.K. So, I am wondering if that is the issue for you, why it might not be an issue in the U.K.?

Secondly, just regarding the cuts to the allocations in Germany, demanded by the European Commission, where they are cutting back the original proposal by the Commission -- by the Germany government by 29m tons. That could obviously have an impact on E.ON's requirements for 2008 to 2012 in terms of purchasing perhaps Kyoto credits. And I was just wondering if you had any plans, as part of the investment program going forward, to dedicate an investment fund for buying in projects under the clean development mechanism.

I notice that EDF yesterday announced their plan for -- they put aside EUR300m into a carbon fund. I think their requirements are lower than yours, intuitively speaking. I'm just wondering if you had any plans for such a fund. Thank you.

Dr. Wulf Bernotat

Let me start by saying that every single project on which we embark has to meet our financial criteria. So, there is no way that we can cross-subsidize such investments with the profits of other sectors. So that's clear.

Therefore, we will only invest if we can reasonably clearly expect that the conditions will supporting such investments.

And the uncertain factor indeed is the latest development around the Germany NAB2, and the decision taken by the Commission in Brussels. And not just on the Germany NAB, but we suspect that there is a tendency existing in Brussels to come up with much tougher targets for all the member states. I think if you add it all up and add it all together it can only mean one thing that there is insufficient liquidity of C02 certificates in the market. There is a demand that goes up, and there is, therefore, a likelihood that the prices for these certificates will also go up. And in a worse case scenario the whole system can blow up and prove to be unviable any longer.

So, there is a very serious concern here, which is not just the concern of our sector; it's also the concern of, I think, European industry. In particular Germany industry, which has fully realized the risks that are associated with these developments for German industry, and they will take action, as we will do, politically to make, at least clear to all the politicians involved, what these impacts might be.

And the mentioning I made concerning our investments simply has to do with this effect. If we have no clarity, or at least not a very -- visibility for the likely development on the certificate prices, we would have to look at our investments again. Thank God some are pretty robust against such developments.

You mentioned U.K. I can also mention Maasvlakte in Holland, which is probably the best possible location in Europe for a coal-fired plant because its right at the sea and you can ship the coal in large carriers to that site. So that is a pretty stable investment. But the one I was also mentioning in Germany, which is in the center of Germany in Frankfurt, is a bit more vulnerable in that respect. And, therefore, we have to review our investment decision at a later stage, before we reach a point of no return. So that's all I wanted to say about that.

Mark Lewis - Deutsche Bank - Analyst

I am sorry, could I just clarify? I am just trying to understand what's different about the U.K. compared with Germany, and why?

Dr. Wulf Bernotat - E.ON AG - CEO

In the U.K. there is no transfer mechanism. There never was one, and so it is in Holland. So, we have calculated our projects on the basis of existing status quo. That means no transfer mechanism in Holland and the U.K.

Mark Lewis - Deutsche Bank - Analyst

So they are economically viable?

Dr. Wulf Bernotat

[Inaudible] German investments.

Mark Lewis - Deutsche Bank - Analyst

So, the U.K. and Dutch ones are economically viable. I am just wondering why the German ones wouldn't be economically viable if the 14 year guarantee was not allowed.

Dr. Wulf Bernotat

Well, we will have review likely scenarios for C02 price development in all cases. But, the Dutch and the British projects are more robust than the German one.

Mark Lewis - Deutsche Bank - Analyst

Okay.

Kiran Bhojani

Thank you Mark.

Mark Lewis - Deutsche Bank - Analyst

And the question on the carbon fund?

Dr. Wulf Bernotat

Well, we have done a first calculation that whatever you do on [CDM] and [inaudible] programs it will not be sufficient to make up for the shortfalls or the deficits which we see coming up if the Commission continues as they do at the moment. So, it can help but it's not the solution.

Mark Lewis - Deutsche Bank - Analyst

Okay, thank you.

Kiran Bhojani

Thanks Mark. Next question please Frank.

Operator

Our next question comes from Leuder Schumacher from DKW in London please go ahead with your question.

Kiran Bhojani

Hi, Leuder.

Leuder Schumacher - DKW - Analyst

Hi, good afternoon. I have just one question really. I just wonder what has changed from your last three year investment plan. There's been a 37% increase in your commitment to invest in fixed assets, quite a bit of this, of course, generation assets. Is it just that you now think that reserve margins across Europe, in particular Germany, will be much tighter than it was before?

Do you think you are going to gain much more from replacing old plants with new ones? I.e. the efficiency gains will be much stronger? Or do you just think that it's perhaps not a bad time to point out to politicians just how much you could invest if all the operating environment for such investments is good enough?

Dr. Wulf Bernotat

Well I mean our mid-term planning is not just a political gesture. It is a decent plan, which we've worked on for quite some time. And the logic behind it is twofold. One is to replace aging assets in a number of locations, and the second one is going into markets where we are not yet represented. So far like in Eastern Europe or increasing our capacity like in the case of Holland. The U.K. also is replacement.

So it is a combination of both and I'm not saying that the reserve capacity is yet at a level that we should have any concern as far as supply security is concerned. But there is a time we will have to invest. And we started this investment planning obviously on the basis of the existing route through Germany, which contains the transfer mechanism. So as far as Germany is concerned, at least that was one of the bases. And that's why everybody wants to have it ready by 2012.

So there is a bit of acceleration coming from that date. If that date proves to be irrelevant in the future, then perhaps we'll have to rethink for one or two projects. But in general, it is our intention to replace and to grow.

Leuder Schumacher - DKW - Analyst

Thank you. You mentioned quite a few instances on which these investments are dependent. Should we invest [inaudible] paper and the kind of complete reversal of the liberalization process in some electricity markets will come to nothing and only the 14-year rule, the absence of it, rather, would stand in the way? Will you still go ahead with these investments?

Dr. Wulf Bernotat

Probably yes. Probably yes. But we have to see that the overall framework at the time when we take our final investment decision and, as I said, for these last projects that they push forward the final decision until we are entering into some financial commitment of a sizable nature and then we will take a decision whether we want to go ahead, or want to delay or stop the project altogether.

Leuder Schumacher - DKW - Analyst

Thank you.

Kiran Bhojani

Thank you Leuder. Next one please?

Operator

And this question comes from [Tanya Marklov] from Morgan Stanley. Tanya, please go ahead with your question.

Tanya Marklov - Morgan Stanley - Analyst

Yes. Afternoon. I have two questions.

Dr. Wulf Bernotat - E.ON AG - CEO

Hi Tanya.

Tanya Marklov - Morgan Stanley - Analyst

The first one is on potential investments into power production projects in Russia. As I can see, I believe you had not included a budget for potential investments in Russian power production and I wonder if you have withdrawn from the idea of investing there, what your views are on the market in Russia, on the power production market and what extent you might upgrade your investment plan when you decide to go into the Russian power production market?

And the second question is on Texas and Germany. To what extent would the change in Section 37 of the Corporate Income Tax Act affect your tax position in 2006?

Dr. Wulf Bernotat

Okay Tanya. The first one on the Russian power generation situation, we have a team in place now in Moscow for more than half a year. We are working very intensively on the various projects that are coming on the market. We expect a number of projects to come on the market next year. We are in the selection process of where we want to position ourselves. We have definitely shown an interest to move into the Russian market.

We have made it very clear during a recent visit which I paid to Moscow where I met [inaudible] and so the next year will be interesting in that respect to see how those processes will unfold and where we can position ourselves. But it's definitely an interesting market and you asked also for our views on the market. The market is growing fast, by 5 to 6% annually. In the Moscow region, even by 10% so that the suppliers cannot connect the new potential customers in an increasing amount and, therefore, there is a need to invest in power generation very badly and Russia needs foreign capital.

And the conditions for investments are getting better. That means prices are slightly moving up and there are some mechanisms also in place to protect investments in generation particular. So yes, we will make our choice and we will go. Texas is, sorry, not included in the investment plan because the projects have not yet individually reached the level of maturity that we could have included them, but we will definitely go.

Dr. Marcus Schenck

On the tax law which actually became effective yesterday, this will have an impact on our 2006 financials. We estimate the impact at this stage under U.S. GAAP to be around EUR1.5b, which is effectively the non-discounted value of 10 equal installments which we will receive over the period 2008 until 2017. On the IFRS, that number will likely be discounted, i.e. we will report then later the discounted value, which is then probably around EUR1.2b.

Two comments that we think are important as well in this context. The first is that this will not affect our adjusted net income. And secondly, I think it's also important to highlight that this is clearly not -- this is not a tax gift or any windfall profit. It is just a technical reaction from an accounting perspective to entitlements that we had anyway stemming from the past. And I think that's important to stress that.

Tanya Marklov - Morgan Stanley - Analyst

Okay, thank you.

Kiran Bhojani

Okay, thanks. Next question, please.

Operator

And this question comes from [Jonathan Berliz] from BNP in London. Please go ahead with your question.

Dr. Wulf Bernotat

Hi, Jonathan.

Jonathan Berliz - BMP - Analyst

Good afternoon, everyone.

Dr. Wulf Bernotat

Good afternoon.

Jonathan Berliz - BMP - Analyst

A couple of questions, if I may. The first one is on renewables. Now you've invested in renewables in the past and you've made two big announcements recently. I was wondering if you could give a bit of a flavor on what's your attitude to renewables investments now and how that's changed, and whether you see that portfolio of investments developing in the future?

And the second thing is on your grid investments. And that's unchanged broadly from last time you said. But are you comfortable that under the current regulatory framework, you are going to get a reasonable return in line with your financial criteria on the network investments. And are any of those investments contingent on the regulatory environment in Germany? Thank you.

Dr. Wulf Bernotat

Well, let's start with the second. Principally, as always, they have to be economically viable, otherwise we won't do it. But that's something which we will take up with the regulator. And our understanding is that the regulator will support new investments. So for new investments we will be able to obtain the returns needed in order to do the investments, because that's the incentive they have to provide otherwise nobody will invest.

The problem is more with the older investments, where we have the first one behind us and where they really challenge the capital base in most cases. But that is more difficult definitely for new investments because they can prove exactly your investment base, of course, and therefore I would expect that regulation will take into account such investments have to deliver a certain profitability, otherwise nobody will invest. So there I'm optimistic as far as the likely attitude of the regulators themselves.

Renewables -- yes, we've always invested in renewables. We are one of the largest producers, one of the producers of hydro power, which is of course renewable. But you were more referring to recent wind power farm projects in the U.K. or in Scotland, rather, and in the German North Sea. But it's not the first one.

We had other [inaudible] in the U.K. We have investments in Denmark and in Sweden in renewables and we have never said that we are against renewables, but we are against over-subsidies or too-high subsidies for renewables which distort the market picture. So renewables, like any other energy source, ultimately have to be economically viable, have to be competitive and should not be dependent on subsidies. But it does not prevent us from investing, hoping that competitiveness will be achievable over time, and as long as that is obtained, we will take part in the regimes existing in Germany and in U.K.

And as far as Germany is concerned, it is more a pilot project for an offshore wind farm which will be built about 40km offshore and about 40m deep in the sea. So it's in water depths of about 40m, which is quite a technical challenge, and one can say how strongly as always we Germans tend to go for the most technically advanced, and complicated and most costly solutions but that's how it is. And we should gain experience out of this project and see how we can construct and operate under such conditions.

Jonathan Berliz - BMP - Analyst

And can I just follow up on the network investment, then. On the current draft of the regulator's proposals for the incentive regimes, my understanding is no explicit reward for new investments. Does that imply that you're expecting quite a material change in the form of the regulation that actually gets passed at the end?

Dr. Wulf Bernotat

No, not material change, but certainly the realization by the regulator that new investments have to be rewarded properly. And as I said, like ourselves, nobody else will invest if it cannot be achieved. Why should we then invest? So that, for me, is of course a metaphor for the talks with the regulator in that situation so that we can make sure that our investments will pay dividends.

Jonathan Berliz - BMP - Analyst

Okay, thanks.

Kiran Bhojani

Thanks Jonathan. Next one, please.

Operator

The next question comes from Andreas Theisen from MainFirst in Frankfurt. Please go ahead with your question.

Dr. Wulf Bernotat - E.ON AG - CEO

Hello Andreas.

Andreas Theisen - MainFirst - Analyst

Hi. Good afternoon. Just one question on generation again. You've stated that maintenance and replacement investments in Power Generation of EUR5.9b. It has been around -- it has been around EUR3.6b, the last plan. I just wonder, obviously you are phasing increasing volumes of replacement investments in the next years. If you can, or if we should assume that the speed of the increase there will continue under the next plan? So that, let's say, in simple words, you would reach replacement investments over a three year period of something like EUR10b under the next plan, or is that too high?

Dr. Wulf Bernotat

That is definitely too high and too early to make any comments on that. As we said, it's a combination of replacement and growth. We go into new markets and we expect opposition in markets outside Germany in plants we are replacing like in Germany and U.K. And that will not necessarily accelerate. And as far as Germany is concerned, of course, we should look at the medium and long-term. The question whether nuclear power stations will have to go or not will obviously play a significant role.

At the moment, we have to base our plan exclusively on the fact that the agreement is in place that nuclear will be phased out. There's going to be change. The situation will change as well.

Andreas Theisen - MainFirst - Analyst

Okay. So theoretically, some of the investments could disappear with your -- well, basically could disappear [inaudible]?

Dr. Wulf Bernotat

No, no. According to the agreement in place on nuclear, we will have to close down our next station at the end of 2011, beginning 2012. These investments we have announced today, of course, have to be implemented and made in the next years. So in the next three years, initially, and then of course with our rolling three year planning process, we will be getting closer to 2011 and 12 then. And then we have more visibility, what really is needed in terms of replacing [inaudible].

Andreas Theisen - MainFirst - Analyst

Thanks so much.

Kiran Bhojani - E.ON AG - EVP IR

Thanks, Andreas. The next question, please.

Operator

The next question comes from Simon Flowers from Merrill Lynch in London. Please go ahead with your question.

Dr. Wulf Bernotat

Hi Simon.

Simon Flowers - Merrill Lynch - Analyst

Hi. Good afternoon everybody.

Dr. Wulf Bernotat

Good afternoon.

Simon Flowers - Merrill Lynch - Analyst

We've got two questions. One's just on the generation. In your core market in Germany, the predominant investment is in coal, and I just wondered if that's changed [Inaudible] a couple of years ago? In other words, it's obvious the economics of coal are better than gas. But is that really too much into it, because much of it is replacement investments in existing coal plants anyway?

Second question, just on Russia, and more of a clarification. The EUR1.2b financial investment in the upstream asset, is that exclusively the upfront payment, that you're making to Gazprom? Thanks.

Dr. Wulf Bernotat

The 1.2 you mentioned, that actually we will pay in assets. That's basically the asset swap which we have agreed for the [inaudible]. So most of that will be paid in assets that we are handing over our Hungarian [documents] and get the gas route in return.

And the first one, generation in Germany, it is not only coal. We have a combination of coal fired units and CCGT. Actually we have two plants Datteln starting as coal and we've got in Irsching we have got two CCGTs. We are planning in the U.K. the same. One is CCGT gas fired and the other one is coal. So it's a combination of coal and gas.

Simon Flowers - Merrill Lynch - Analyst

Okay. Just on the EUR1.2b then. So I think you did mention there is a cash payment. Does that include the cash payment as well as the asset swap?

Dr. Wulf Bernotat

No, there is an assets swap and there is a compensation payment.

Simon Flowers - Merrill Lynch - Analyst

On top of that or--

Dr. Wulf Bernotat

No, no. Not on top of, included in the 1.2

Simon Flowers - Merrill Lynch - Analyst

Understood.

Dr. Marcus Schenck

The major part of the 1.2 will be what we call an asset swap [inaudible]. By far the major part.

Dr. Wulf Bernotat

Simon, you got that?

Simon Flowers - Merrill Lynch - Analyst

Thank you. That's fine.

Kiran Bhojani

Thanks, Simon. Next question, please.

Operator

The next question comes from Deborah Wilkins from Goldman Sachs in London. Please go ahead with your question.

Dr. Wulf Bernotat

Hello Deborah.

Deborah Wilkins - Goldman Sachs - Analyst

Good afternoon.

Dr. Wulf Bernotat

Good afternoon.

Deborah Wilkins - Goldman Sachs - Analyst

I have two questions. The first is, Dr. Bernotat, over the next few days, the Bundeskartellamt is expected to announce the results of the case that it's been looking at for the last 12 months on carbon. What are you expecting from that announcement?

And the second question. You say that your generation build-up plan represents the E.ON's intention to replace and grow. In that context, what kind of demand growth are you actually expecting from your core market?

Dr. Wulf Bernotat

Okay. The first one, well, we did expect a first formal action from the Bundeskartellamt and this investigation into the carbon pricing. And that has taken, now, over a year, which indicates that it is a very difficult legal issue now before the cartel office to find any proof of us misusing our market position by, as they call it, pricing the carbon into the wholesale prices.

We are not pricing the carbon in any respect because the wholesale prices are not made by us and so part of our calculations though, but the prices are made at the exchange in [inaudible]. And that is the mark-up for the whole market and the prices in [inaudible] are, to some extent, and nobody knows whether it's 100 or 80 or 60%, the carbon prices.

So I'm really curious to see how the Bundeskartellamt really wants to prove that there is any misuse in place. But we will look at their decision very carefully and will challenge it legally if required, if we see a good reason for that. So that we have to wait until we get it.

On the second one, Marcus can you help?

Dr. Marcus Schenck

Roughly speaking, for Germany it's around 0.5% per annum and for most of the other regions it's between 1 and 2%.

Deborah Wilkins - Goldman Sachs - Analyst

Thank you.

Kiran Bhojani

Thanks, Deborah. The next question please.

Operator

The next question comes from Christopher Rogers from JP Morgan in London. Please go ahead with your question.

Christopher Rogers - JP Morgan - Analyst

Yes, hi guys.

Dr. Wulf Bernotat

Hi, Chris.

Christopher Rogers - JP Morgan - Analyst

Hi there. So just with regard to this business of getting CO2 permits and building power plants, I guess you, yourselves, as you said, don't set the power price. But would you agree that the power price on the EX at the moment, given where coal prices are, given where CO2 prices are, reflects a high enough, if you like, [inaudible] spread so you can actually make it worthwhile building your power plant. So do you agree with the assertion, the power price is at the right level given the current commodity environment?

Dr. Wulf Bernotat

Yes. The short answer is yes. I think that's the signal the market has given to the industry to invest. And that's an important signal. The market is now, with a slow reaction in the nature of our markets, reacting people are investing in power plants. So that's why we are dead against these intended changes of the cartel law by the German Economics Minister, because he's actually, with this measure, working against the market trends.

And it will deter new entrants, in particular, to come to the German market and invest, whether it's coal or gas fired stations. So I think one should stay away from interfering in these market pricing mechanisms and should let the market work. And the market is working right now. The market is sending the right signals for investment as long as one let the market make its way.

Christopher Rogers - JP Morgan - Analyst

Okay. Just to clarify on this point, are you saying that the power price is reflecting 4 plus 14 being in or not, because presumably, the 4 plus 14 shouldn't have an impact on where current power prices are being bid.

Dr. Wulf Bernotat

Yes, I don't think there's a direct correlation which you can make. There are a lot of elements coming into play. Maybe it's a small [inaudible] but you cannot identify any current impact from those mechanisms.

Christopher Rogers - JP Morgan - Analyst

Okay. And just for a second area, what, if any, impact has your ongoing, I think you call it Europe One review had on these CapEx plans, and could we, perhaps, expect some of the CapEx efficiencies as a result of that program?

Dr. Wulf Bernotat

Well, the Europe One project is ongoing. We have not finalized it yet. We are planning to have conclusions by the beginning of next year, end of January probably, so that we can discuss with our usual schedule in February next year. And only then we know what it means in terms of direction and potential investment needs. What we will do with it, we have announced, we will invest more in interconnections between the existing national regional markets in Europe. We are planning to invest in the interconnections between Germany and Holland, and Germany and Denmark. That's something we will do under all circumstances, but the rest we still have to see and evaluate, and then perhaps let the market know what our conclusions are.

Christopher Rogers - JP Morgan - Analyst

Okay. Because Europe One is a broad strategic package. So it's about CapEx, it's about cost cutting, it's about--

Dr. Wulf Bernotat

No, it's not about cost cutting. It's about steering models for the business. It is about, let's say, organizational consequences, potentially, to changes in the European market. Of course we have to see that we look at the long-term process. Europe will not be created all at once. A unified energy market for Europe will not be created in one, two, three years. We have, in the Europe One project looked at a 10 year period that had up to 2016. And in that process, we see probably a migration process with different speeds in different regions and probably different speeds, also, between power and gas. And that has to be taken into account before we then come up with our responses.

Christopher Rogers - JP Morgan - Analyst

Okay, that's great. Thank you, very much.

Kiran Bhojani

Thanks Chris. Next question please.

Operator

Our next question comes from [Chris Culsant] from Credit Suisse in London. Please go ahead with your question.

Dr. Wulf Bernotat

Hi Chris.

Chris Culsant - Credit Suisse - Analyst

Hi. I'm sorry. I thought I pressed the cancel button. My questions have all been answered.

Dr. Wulf Bernotat

Go away.

Chris Culsant - Credit Suisse - Analyst

Thanks.

Kiran Bhojani

It's answered?

Dr. Wulf Bernotat

He wanted to cancel, I guess.

Kiran Bhojani

Okay. All right.

Dr. Wulf Bernotat

Okay.

Operator

Our next question comes from [Indira Caliesterova] from Lehman Brothers in London. Please go ahead with your question.

Dr. Wulf Bernotat -

Hi.

Indira Caliesterova - Lehman Brothers - Analyst

Good afternoon. I just have one question. You talked about your financial criteria, with regards to investment. Could you actually give us a little bit more color? For example, your direct competitor says that any project into generation has to meet cost of capital within three years of purchase or within three years of investment. Do you have similar criteria when it comes to generation investment?

Dr. Wulf Bernotat

We have announced our criteria several times and I can repeat it. All opportunities, that means acquisitions have to be own financing in the first full year after acquisition and returns exceeding cost of capital three years after acquisition in general. And these criteria stand.

If you talk about investments in power plants, of course, we've got a completely different situation. That's not an acquisition situation because, compared with power plants, it will take between three years for a gas fired unit and five years for a coal fired unit so there we have a different way of analyzing the financial viability of those projects.

Dr. Marcus Schenck

[Inaudible] actually [inaudible] meet our cost of capital.

Kiran Bhojani

[Inaudible].

Indira Caliesterova - Lehman Brothers - Analyst

Thank you.

Dr. Wulf Bernotat

And only in three years.

Kiran Bhojani

I guess we should take the last question now. I think our questions -- I think we are running out of questions I feel. Maybe we should take the last question.

Operator

And we have no further questions registered at this time.

Kiran Bhojani

Well, great. Okay. Then we'd like to thank everybody for joining us and also at the same time we take this opportunity to wish you all Merry Christmas and Happy New Year. And thank you for great cooperation, what we have done so far together with the capital market, and we look forward to working with you intensively in the future and also with the new CFO, Marcus Schenck, will be with us. So I think we are looking forward and all the best to you.

Dr. Wulf Bernotat

Yes, all the best, thank you and see you next year. Bye-bye.

Kiran Bhojani

That concludes our conference call. Bye. Thanks.

Operator

Ladies and gentlemen, thank you for your participation. This concludes today's conference. You may now disconnect your lines. Thank you.